Exhibit 99.1

Tiziana Life Sciences Announces Platform Presentation of New Quantitative PET Imaging Data on Foralumab at the Annual Meeting of the American Academy of Neurology

NEW YORK, April 11, 2024 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough neuro-immunomodulation therapies, today announced an upcoming oral presentation, titled, “Treatment of PIRA with Nasal Foralumab Dampens Microglial Activation and Stabilizes Clinical Progression in Non-Active Secondary Progressive MS” that will be presented during the “Multiple Sclerosis: Therapeutics and Clinical Decision Making” session at the Annual Meeting of the American Academy of Neurology, to be held April 13-18, 2024 in Denver, Colorado.

Presentation Information:

Presenter: Tarun Singhal, M.B.B.S., M.D. (Associate Professor of Neurology, Harvard Medical School, and Associate Neurologist, Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System)

Session:	S31: Multiple Sclerosis: Therapeutics and Clinical Decision Making

Program Number:	S31.002

Date:	April 17, 2024

Time:	1:12 p.m. MDT

A replay of the presentation will be made available for AAN annual meeting program registrants.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial dosed its first patient in December of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120